ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated December 11, 2013

Media release: December 11, 2013

UBS LAUNCHES EXCHANGE-TRADED NOTE WITH SIGNIFICANT MONTHLY INCOME POTENTIAL AND 2X LEVERAGED EXPOSURE TO A CLOSED-END FUND INDEX

ETRACS Monthly Pay 2xLeveraged Closed-End Fund ETN

New York, December 11th, 2013 – UBS Investment Bank announced that today is the first day of trading on the NYSE Arca® for the ETRACS Monthly Pay 2xLeveraged Closed-End Fund ETN (NYSE: CEFL). CEFL is linked to the monthly compounded 2x leveraged performance of the ISE High IncomeTM Index (the “Index”), reduced by investor fees.

CEFL Profile

Income Potential	Variable monthly coupon linked to 2 times the cash distributions, if any, on the Index constituents

2x Index Yield[1]	19.40%

Underlying Index	ISE High IncomeTM Index

Leverage	2x leverage that is reset monthly, not daily

CEFL Offers Investors:

•	Significant income potential in the form of a variable monthly coupon linked to 2 times the cash distributions, if any, on the Index constituents. If the Index constituents do not make distributions, then investors will not receive any coupons.

•	Monthly compounded 2x leveraged exposure to an index comprised of 30 closed-end funds that vary by asset class, investment strategy, asset manager and investment region.

•	Potential for price appreciation as the closed-end funds in the Index are selected, in part, on the basis of their share price discount from net asset value.

“The index tracked by CEFL selects and ranks the 30 component closed-end funds on the basis of their income yield and their discount from NAV,” said Paul Somma, Senior ETRACS Structurer. “So CEFL is expected to provide investors significant income potential, as well as the opportunity for price appreciation, all by way of a single, exchange-traded security.”

About the ISE High IncomeTM Index

The ISE High IncomeTM Index (the “Index”) measures the performance of 30 U.S. closed-end funds, as selected and ranked by the Index sponsor in accordance with the Index methodology. To be eligible for inclusion in the Index, a fund must be domiciled in the U.S., be listed on a U.S. securities exchange and satisfy minimum market capitalization and liquidity requirements. Each eligible fund is ranked in descending order in accordance with a multivariate ranking scheme based on three factors: yield; share price discount from net asset value; and trading liquidity, with the 30 highest-ranking funds included in the Index. The Index constituent weights are determined by a modified linear weighting methodology that results in higher-ranked funds receiving a greater Index weighting than lower-ranked funds. The Index is rebalanced yearly to ensure that Index constituents do not exceed Index target weightings. The Index is a price return index (i.e., the reinvestment of dividends is not reflected in the Index; rather, any cash distributions on the Index constituents are reflected in the variable monthly coupon that may be paid to investors of CEFL). The Index was created on April 11, 2013 and, therefore, has no performance history prior to that date.

Asset Managers Represented in the Index*

AllianceBernstein	Calamos	First Trust	Invesco
Allianz / PIMCO	Clough	GAMCO	Nuveen
BlackRock	Eaton Vance	ING	Wells Fargo

* Managers listed above are either advisors to or actual portfolio managers of one or more Index constituents.

Source: International Securities Exchange, LLC, as of November 30, 2013

Top 10 Index Constituents

Name	Ticker	% Weight
Eaton Vance Enhanced Equity Income Fund II	EOS	4.90%
Eaton Vance Tax-Managed Diversified Equity Income Fund	ETY	4.81%
AllianzGI NFJ Dividend, Interest & Premium Strategy Fund	NFJ	4.76%
Eaton Vance Tax-Managed Global Diversified Equity Income Fund	EXG	4.68%
Eaton Vance Tax-Managed Global Buy-Write Opportunities Fund	ETW	4.67%
BlackRock Global Opportunities Equity Trust	BOE	4.61%
BlackRock Enhanced Capital and Income Fund, Inc.	CII	4.58%
BlackRock Enhanced Equity Dividend Trust	BDJ	4.56%
BlackRock International Growth and Income Trust	BGY	4.55%
Eaton Vance Tax-Managed Buy-Write Opportunities Fund	ETV	4.53%

Source: International Securities Exchange, LLC, as of November 30, 2013

Footnotes

1 This figure is equal to 2 times the Index Yield calculated as of November 30, 2013 by the sponsor of the Index,

International Securities Exchange, LLC. Investors are not guaranteed any coupon or distribution amount under the ETN.

About ETRACS

For further information about ETRACS ETNs, go to www.etracs.com.

ETRACS ETNs are exchange-traded notes, an innovative class of investment products offering access to markets and strategies that may not be readily available to investors, and offer unique diversification opportunities in a number of different sectors. ETRACS ETNs may offer:

•	Access to asset classes with historically low correlations to more traditional asset classes
•	Convenience of an exchange-traded security
•	Transparent exposure to a published index

ETRACS ETNs are senior unsecured notes issued by UBS AG, are traded on NYSE Arca®, and can be bought and sold through a broker or financial advisor. An investment in ETRACS ETNs involves risks including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS AG. You are not guaranteed any coupon or distribution amount under the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable product supplement and pricing supplement for the ETRACS ETNs in which you are interested.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and pricing supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable product supplement and pricing supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock

Exchange and other principal exchanges, and a member of SIPC.

“ISE High IncomeTM”, “ISETM®” and “International Securities Exchange®” are trademarks of International Securities Exchange, LLC and have been licensed for use for certain purposes by UBS Securities LLC and its affiliates (“UBS”). UBS AG’s ETRACS based on the ISE High IncomeTM Index are not sponsored, endorsed, sold or promoted by ISE, and ISE makes no representation regarding the advisability of trading in such products.

The Securities are not sponsored, endorsed, sold or promoted by ISE. ISE makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of trading in the Securities. ISE’s only relationship to UBS is the licensing of certain trademarks and trade names of ISE and of the Index, which is determined, composed and calculated by ISE without regard to UBS or the Securities. ISE has no obligation to take the needs of UBS or the owners of the Securities into consideration in determining, composing or calculating the Index. ISE is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Securities to be listed or in the determination or calculation of the equation by which the Securities are to be converted into cash. ISE has no obligation or liability in connection with the administration, marketing or trading of the Securities.

ISE DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND ISE SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. ISE MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. ISE MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ISE HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN ISE AND UBS.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2013. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.

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Notes to Editors

Headquartered in Zurich and Basel, Switzerland, UBS is a client-focused financial services firm that offers a combination of wealth management, asset management and investment banking services on a global and regional basis. By delivering a full range of advice, products and services to its private, corporate and institutional clients, UBS aims to generate sustainable earnings, create value for its shareholders, and become the choice of clients worldwide.

UBS is present in all major financial centers worldwide. It has offices in more than 50 countries, with about 36% of its employees working in the Americas, 35% in Switzerland, 17% in the rest of Europe, the Middle East and Africa and 12% in Asia Pacific. UBS employs about 62,000 people around the world. Its shares are listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).

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